QuickLinks -- Click here to rapidly navigate through this document

Securities and Exchange Commission
Washington, D.C. 20549

Amendment No. 4 to
Schedule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

Citizens Bancshares, Inc.
(Name of the Issuer)

Citizens Bancshares, Inc.
Citizens Interim Company
(Name of Persons Filing Statement)

Common Stock, $5.00 Par Value
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Carl W. Fontenot
President and Chief Executive Officer
Citizens Bancshares, Inc.
841 West Main Street, P.O. Box 598
Ville Platte, Louisiana 70586
(337) 363-5643
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

With Copies To:
 Zonnie Breckinridge, Esq.
Jenkens & Gilchrist, a Professional Corporation
600 Congress Avenue, Suite 2200
Austin, Texas 78701
(512) 499-3860

Geoffrey S. Kay, Esq.
Jenkens & Gilchrist, a Professional Corporation
1445 Ross Avenue, Suite 2900
Dallas, Texas 75202-2799
(214) 855-4158

This statement is filed in connection with (check the appropriate box):

a.
☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.
☐ The filing of a registration statement under the Securities Act of 1933.
c.
☐ A tender offer.
d.
☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction ☒

Calculation of Filing Fee

Transaction Valuation(*)	Amount of Filing Fee
$828,530	$67
(*)
The filing fee was determined based on the product of (a) the estimated 5,714 shares of common stock proposed to be acquired from shareholders in the merger to which this Rule 13e-3 Transaction Statement relates and (y) the merger consideration of $145 per share of common stock.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

  Amount Previously Paid: $67
  Form or Registration No.: Schedule 14A
  Filing Party: Citizens Bancshares, Inc.
  Date Filed: October 9, 2003

INTRODUCTION

        This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed jointly by Citizens Bancshares, Inc., a Louisiana corporation and registered bank holding company ("Bancshares"), and Citizens Interim Company, a newly-formed Louisiana corporation (the "Interim Company"), in connection with the merger by and between the Interim Company and Bancshares, effective as of February 12, 2004 following the approval of the merger agreement and the transactions contemplated by the merger agreement by the shareholders of Bancshares on February 11, 2004.

        This Amendment No. 4 to the Schedule 13e-3 is being filed with the Securities and Exchange Commission as the final amendment to report the results of the transaction contemplated by the merger agreement. As a result of the merger, there are fewer than 300 holders of record of Bancshares stock. A Form 15 is being filed by Bancshares contemporaneously herewith.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

CITIZENS BANCSHARES, INC.
	By:	/s/ CARL W. FONTENOT Carl W. Fontenot, President

CITIZENS INTERIM COMPANY
	By:	/s/ CARL W. FONTENOT Carl W. Fontenot, President
Dated: February 12, 2004

QuickLinks

INTRODUCTION
SIGNATURES